UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Kona Grill, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
50047H201
(CUSIP Number)
Marcus E. Jundt
1360 12th Street Northeast
Watertown, SD 57201

With a copy to:
Martin R. Rosenbaum, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 25, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50047H201

1	NAMES OF REPORTING PERSONS Marcus E. Jundt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO, BK (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		600,731

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		600,731

WITH	10	SHARED DISPOSITIVE POWER

		10,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	611,531 (see explanation in Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON

	IN

ITEM 1. SECURITY AND ISSUER
This statement relates to the common stock, $.01 par value, of Kona Grill, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the Company’s principal executive offices is 7150 East Camelback Road, Suite 220, Scottsdale, AZ 85251.
ITEM 2. IDENTITY AND BACKGROUND
(a) This Schedule 13D is being filed by Marcus E. Jundt.
(b) The principal residence or office of Mr. Jundt is 1360 12th Street Northeast, Watertown, SD 57201.
(c) Mr. Jundt is a private investor.
(d) — (e) During the last five years, Mr. Jundt has not been convicted in a criminal proceeding, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Jundt is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The 600,731 shares owned by Mr. Jundt were acquired as follows. (i) Mr. Jundt received 540,731 shares on October 18, 2006 as a gift from the Mary Joann Jundt Irrevocable Trust. Mr. Jundt paid no consideration in this transfer. (ii) Mr. Jundt purchased 60,000 shares on November 21, 2007 upon exercise of a stock option at $6.00 per share. In connection with this purchase, Mr. Jundt borrowed $360,000 from Crown Bank and pledged the 60,000 shares to Crown Bank in connection with the loan.
The 10,800 shares owned by trusts for Mr. Jundt’s children, as described in Item 5, were acquired by the trusts prior to the Issuer’s initial public offering in 2005.
ITEM 4. PURPOSE OF TRANSACTION
Mr. Jundt has beneficially owned significant amounts of the Issuer's common stock since prior to the Issuer's initial public offering in 2005. He has made previous filings with respect to his beneficial ownership on Schedule 13G and amendments thereto. In October 2006 and November 2007, at the times he acquired the shares he currently beneficially owns, as described in Item 3, Mr. Jundt was Chairman, President and Chief Executive Officer of the Issuer. He acquired such shares for investment purposes. Currently, Mr. Jundt is not an executive officer or director of the Issuer.
On January 25, 2010, Mr. Jundt transmitted a letter to the Issuer (the “Notice”), attached hereto as Exhibit 99.1 and incorporated herein by reference. The Notice, in compliance with the advance notice requirement of stockholder nominees in the Issuer’s Bylaws, advised the Issuer that Mr. Jundt was nominating himself for election to the Board of Directors of the Issuer at the Annual Meeting. On January 28, 2010, Mr. Jundt received a letter from Anthony L. Winczewski, Chairman of the Issuer’s Nominating Committee, acknowledging receipt of Mr. Jundt’s letter. Mr. Winczewski’s letter asserted, among other things, that the Notice was deficient under the requirements of the Issuer’s Bylaws, with which assertion Mr. Jundt disagrees. On February 3, 2010, Mr. Jundt transmitted a letter to the Issuer, attached hereto as Exhibit 99.2 and incorporated herein by reference, responding to Mr. Winczewski’s letter and, among other things, providing certain additional requested information including clarification of his request that the Company include his name and background information in the 2010 proxy statement and to include his name on any proxy card with the individuals nominated by the Company’s board of directors for election as a director of the Company. On February 4, 2010, Mr. Jundt received another letter from Mr. Winczewski, asserting, among other things, that the Notice as amended by Mr. Jundt’s February 3 letter continued to be deficient under the requirements of the Issuer’s Bylaws, with which assertion Mr. Jundt also disagrees. On February 5, 2010, Mr. Jundt transmitted another letter to the Issuer, attached hereto as Exhibit 99.3 and incorporated herein by reference, responding to Mr. Winczewski’s letter and providing certain additional requested information. On February 6, 2010, Mr. Jundt received another letter from Mr. Winczewski (the “February 6 Letter”). The February 6 Letter stated that the Issuer’s Nominating Committee had determined that Mr. Jundt’s February 5 letter does not comply in all technical respects with the requirements of Section 1.13 of the Bylaws, with which assertion Mr. Jundt disagrees. However, the February 6 Letter stated that the Nominating Committee and the Board have determined that collectively, Mr. Jundt’s February 5 letter, together with the Notice and the February 3 letter, substantially comply on their face with the requirements of Section 1.13 of the Issuer’s Bylaws. The February 6 Letter stated that, therefore, the Issuer in good faith, but subject to the accuracy and completeness of all information, representations and undertakings made by Mr. Jundt in his correspondence, and further subject to Mr. Jundt’s compliance with Rule 14a-9 under the Exchange Act, was not rejecting and did accept the validity of the Notice, as so amended, for purposes of Section 1.13 of the Bylaws. The February 6 Letter also stated that neither the Nominating Committee nor the Board will nominate Mr. Jundt as a Board nominee or recommend him as a candidate for election at the Annual Meeting, and Mr. Jundt’s name and background information will not appear in any of the Company’s proxy materials.
As permitted under Section 1.13 of the Bylaws, Mr. Jundt intends to appear at the Annual Meeting to place his name into nomination for election to the Board of Directors. In addition to the activities described in this Item 4,, Mr. Jundt, as an investor, intends to review his investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and management strategy, the price levels of the common stock, conditions in the securities markets, conditions in the industry and general economic conditions, may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional shares of common stock or selling some or all of his shares or to change his intention with respect to any and all matters referred to in Item 4.
Except as set forth in this Item 4, the Reporting Person has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
STOCKHOLDERS OF KONA GRILL, INC. ARE ADVISED TO READ THE PROXY STATEMENT AND ANY OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES IN SUPPORT OF MR. JUNDT FOR USE AT THE ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANT IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE AVAILABLE TO THE STOCKHOLDERS OF KONA GRILL, INC. FROM THE PARTICIPANT AT NO CHARGE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV.
ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER
(a) Mr. Jundt may be deemed to beneficially own 611,531 shares, representing approximately 6.7% of the outstanding shares of Common Stock of the Issuer. The calculation of the foregoing percentage is based on a total of 9,143,856 shares of Common Stock outstanding on October 31, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q.
(b) Mr. Jundt has sole voting and dispositive power with respect to 600,731 shares of the Common Stock. Mr. Jundt has reported that he may be deemed the beneficial owner of an aggregate 10,800 shares held in trusts for the benefit of his children; however, he is not a trustee of the trusts, does not hold voting or dispositive power over such shares and disclaims beneficial ownership of such shares.

(c) TRANSACTIONS WITHIN THE LAST 60 DAYS OR SINCE THE LAST FILING ON SCHEDULE 13D, WHICHEVER IS LESS.
None.
(d) Not applicable.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
None
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1	Letter from Mr. Jundt to the Issuer dated January 25, 2010
99.2	Letter from Mr. Jundt to the Issuer dated February 3, 2010
99.3	Letter from Mr. Jundt to the Issuer dated February 5, 2010

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2010

/s/ Marcus E. Jundt Marcus E. Jundt